Via Facsimile and U.S. Mail
Mail Stop 6010

May 12, 2008

Mr. Daniel Movens
Chief Executive Officer
Caraco Pharmaceutical Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, MI 48202

Re: **Caraco Pharmaceutical Laboratories, Ltd.**
       Form 10-K for the Year Ended March 31, 2007
       Filed May 14, 2007
       File No. 001-31773

Dear Mr. Movens:

We have reviewed your April 28, 2008 response letter to our April 15, 2008 comment letter
and have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to revise
disclosure, the information you provide should show us what the revised disclosure will look
like and identify the annual or quarterly filings, as applicable, in which you intend to first
include it. If you do not believe that revised disclosure is necessary, explain the reason in
your response. After reviewing the information provided, we may raise additional comments
and/or request that you amend your filing.

Form 10-K – March 31, 2007

Item 11. Executive Compensation
Compensation Discussion and Analysis
Annual Bonus, incorporated from page 12 of the definitive proxy statement filed 7/30/07

1.   We have reviewed your response to prior comment 2. Your analysis does not support
      your conclusion that you will suffer competitive harm if the goals are disclosed.
      Please disclose your 2007 sales achievement goals.

2.   Please provide us with a detailed analysis as to why you believe you will suffer
      competitive harm if you disclose the "certain product sales" goals in connection with
      your senior vice president of business strategies' annual cash incentive awards. As
      part of your analysis, please provide more information about the products involved.

For example, how many products does this goal include? Please also explain how a competitor's knowledge of this goal could harm your company. Alternatively, disclose the goals.

Financial Statements
Notes to Financial Statements
Research and Development Costs, page F-19

3. Please expand your response to comment three to further explain why you did not capitalize the technology formulas transferred, especially in light of only minor deficiencies experienced prior to obtaining FDA approvals. In your explanation, provide examples of instances where the FDA rejected an ANDA application based on its bioequivalence or chemistry review. Furthermore, explain why you believe that the technology formulas with proven bioequivalence studies do not have a probable future economic benefit. Refer to paragraphs 25 and 26 of CON 6.

4. Tell us your consideration of accounting for the transfer technology formulas from Sun Pharmaceutical Industries in exchange for your preferred stock as a transaction between entities under common control subsequent to Sun Pharmaceutical becoming your parent. For periods prior to Sun Pharmaceutical's control, please explain to us why the fair value of the common/preferred stock issued in exchange for the technology formulas was a more reliable measure of fair value than the value of the formulas.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney at (202) 551-3575 or Jeff Riedler, Assistant Director at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant